==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)
           Information to be included in statements filed pursuant to
             Rule 13d-1(a) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)


                         CLAXSON INTERACTIVE GROUP INC.
       ------------------------------------------------------------------
                                (NAME OF ISSUER)


                Class A Common Shares, par value $0.01 per share
       ------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   G21912 10 3
       ------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            Joan Burton Jensen, Esq.
                               Finser Corporation
                           550 Biltmore Way, Suite 900
                             Coral Gables, FL 33134
                                 (305) 442-3452

                                 With a copy to:

                             Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
 ------------------------------------------------------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 21, 2001
 ------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (CONTINUED ON FOLLOWING PAGES)

                               PAGE 1 OF 10 PAGES

==============================================================================

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                        Page 2 of 14
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1.         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    1947 Carlyle Investments LLC
--------------------------------------------------------------------------------
   2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3.         SEC USE ONLY
--------------------------------------------------------------------------------
   4.         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7.  SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY     8.  SHARED VOTING POWER
    EACH               4,499,769
  REPORTING   ------------------------------------------------------------------
PERSON WITH    9.  SOLE DISPOSITIVE POWER
                         -0-
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                      3,789,635
--------------------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,499,769
--------------------------------------------------------------------------------
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |X|
--------------------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
     14.      TYPE OF PERSON REPORTING*
                    OO
--------------------------------------------------------------------------------


---------------------------------
*    See Instructions Before filling out!

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                             Page 3 of 14
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1.         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    1945 Carlton Investments LLC
--------------------------------------------------------------------------------
   2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
   3.         SEC USE ONLY
--------------------------------------------------------------------------------
   4.         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7.  SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY     8.  SHARED VOTING POWER
    EACH               4,499,769
  REPORTING   ------------------------------------------------------------------
PERSON WITH    9.  SOLE DISPOSITIVE POWER
                         -0-
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                      3,789,635
--------------------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,499,769
--------------------------------------------------------------------------------
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |X|
--------------------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
     14.      TYPE OF PERSON REPORTING*
                    OO
--------------------------------------------------------------------------------


---------------------------------
*    See Instructions Before filling out!

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                         Page 4 of 14
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1.         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gustavo A. Cisneros
--------------------------------------------------------------------------------
   2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3.         SEC USE ONLY
--------------------------------------------------------------------------------
   4.         SOURCE OF FUNDS*
                    N/A (See Item 3 below)
--------------------------------------------------------------------------------
   5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Venezuela
--------------------------------------------------------------------------------
  NUMBER OF    7.  SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY     8.  SHARED VOTING POWER
    EACH               4,499,769
  REPORTING   ------------------------------------------------------------------
PERSON WITH    9.  SOLE DISPOSITIVE POWER
                         -0-
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                      3,789,635
--------------------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,499,769
--------------------------------------------------------------------------------
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |X|
--------------------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
     14.      TYPE OF PERSON REPORTING*
                    IN
--------------------------------------------------------------------------------


---------------------------------
*    See Instructions Before filling out!

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                            Page 5 of 14
-----------------------------                           ------------------------


--------------------------------------------------------------------------------
   1.         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ricardo J. Cisneros
--------------------------------------------------------------------------------
   2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3.         SEC USE ONLY
--------------------------------------------------------------------------------
   4.         SOURCE OF FUNDS*
                    N/A (See Item 3 below)
--------------------------------------------------------------------------------
   5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
   6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Venezuela
--------------------------------------------------------------------------------
  NUMBER OF    7.  SOLE VOTING POWER
   SHARES                -0-
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY     8.  SHARED VOTING POWER
    EACH               4,499,769
  REPORTING   ------------------------------------------------------------------
PERSON WITH    9.  SOLE DISPOSITIVE POWER
                         -0-
              ------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                      3,789,635
--------------------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,499,769
--------------------------------------------------------------------------------
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |X|
--------------------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.3%
--------------------------------------------------------------------------------
     14.      TYPE OF PERSON REPORTING*
                    IN
--------------------------------------------------------------------------------


---------------------------------
*    See Instructions Before filling out

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                    Page 6 of 14
-----------------------------                           ------------------------


            1947 Carlyle Investments LLC, a Delaware limited liability company and formerly known as 1947 PTVI LLC ("Carlyle"), 1945 Carlton Investments LLC, a Delaware limited liability company and formerly known as 1945 PTVI LLC ("Carlton", and, together with Carlyle, "Carlyle/Carlton"), Gustavo A. Cisneros ("GAC"), and Ricardo J. Cisneros ("RJC") (collectively, the "Reporting Persons"), hereby file this Schedule 13D with respect to the Class A Common Shares, par value $0.01 per share (the "Class A Common Shares"), of Claxson Interactive Group Inc., a British Virgin Islands international business company ("Claxson"). As provided in the Joint Filing Agreement filed as Exhibit 1 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Shares. Statements contained herein which relate specifically to one of the Reporting Persons are deemed made only by that Reporting Person and not by any other Reporting Person.

ITEM 1.           SECURITY AND ISSUER.

      This statement on Schedule 13D relates to Class A Common Shares of Claxson. The principal executive offices of Claxson are located at Avenida Ingeniero Huergo 1167, C1107AOL Buenos Aires, Argentina.

ITEM 2.           IDENTITY AND BACKGROUND.

            (a) This Schedule 13D is being filed by Carlyle, Carlton, GAC, and RJC as members of a "group" (as such term is defined pursuant to Regulation 13D under the Exchange Act), which may be deemed to have been formed by the Reporting Persons by virtue of the agreements among the Reporting Persons described elsewhere in this Schedule 13D.

            (b) The business address of Carlyle and Carlton is c/o Finser Corporation, 550 Biltmore Way, Suite 900, Coral Gables, Florida 33134. The business address of GAC and RJC is c/o Venevision, Final Avenida La Salle, Edificio Venevision, Urbanizacion Colina de los Caobos, Caracas, Venezuela.

            (c) See Item 2(b). Carlyle and Carlton are passive holding companies.

            For more than the last five years, GAC has overseen the management and operations of the Cisneros Group of Companies, a name used to describe a group of investments, joint ventures, strategic alliances and companies (including Carlyle and Carlton) that are associated with GAC and RJC and trusts established by them for the benefit of themselves and members of their families (the "Cisneros Group"). GAC is an executive officer and a director of a number of the companies associated with the Cisneros Group, including Spalding Holdings Corporation, Pueblo Xtra International, Inc. and Panamerican Beverages, Inc. For more than the last five years, RJC has served as an executive officer and a director of a number of the companies associated with the Cisneros Group.

            Carlyle and Carlton are member companies of the Cisneros Group. Carlyle is indirectly beneficially owned by a trust established by RJC for the benefit of himself and

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                       Page 7 of 14
-----------------------------                           ------------------------


members of his family, and Carlton is indirectly beneficially owned by a trust established by GAC for the benefit of himself and members of his family. Carlton and GAC disclaim beneficial ownership of the shares of Claxson owned by Carlyle and/or RJC. Carlyle and RJC disclaim beneficial ownership of the shares of Claxson owned by Carlton and/or GAC.

            (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Carlyle and Carlton are limited liability companies organized under the laws of the state of Delaware. GAC and RJC are citizens of Venezuela.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

            Pursuant to the combination agreement, dated as of October 30, 2000, as amended by Amendment No. 1 thereto dated as of June 26, 2001 and Amendment No. 2 thereto dated as of August 7, 2001 (the "Combination Agreement"), by and among Claxson (formerly New Site Inc.), Carlyle and Carlton (as the indirect assignees of Newhaven Overseas Corp.), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. (together with Hicks, Muse, Tate & Furst Latin America Fund, L.P. and Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., "Hicks"), Ibero-American Media Partners II Ltd. ("IAMP") and El Sitio, Inc. ("El Sitio"), the parties agreed to combine the businesses of IAMP, and certain other media businesses owned by, or in which Carlyle/Carlton had an interest, with El Sitio (the "Combination"), to form Claxson, a new publicly traded company.

            In connection with the Combination and the other transactions consummated pursuant to the Combination Agreement on September 21, 2001, Carlyle/Carlton received an aggregate of 8,289,404 Class A Common Shares and immediately transferred 710,134 of such Class A Common Shares (the "CEC Shares") to Carlos E. Cisneros ("CEC"). The CEC Shares are the subject of an Irrevocable Proxy and Right of First Offer Agreement, dated as of September 21, 2001 (the "CEC Proxy/ROFO Agreement"), among Carlyle, Carlton and CEC. Pursuant to the CEC Proxy/ROFO Agreement, CEC granted Carlyle/Carlton the right to vote the CEC Shares. The CEC Proxy/ROFO Agreement further provides that if CEC elects to transfer any of the CEC Shares to a third party, he must first offer Carlyle/Carlton an opportunity to purchase such shares on the same terms being offered to the third party. The CEC Proxy/ROFO Agreement is filed as Exhibit 2 hereto and the foregoing summary of such agreement is qualified in its entirety by reference to the exhibit. CEC is the nephew of GAC and RJC and one of four directors designated by Carlyle/Carlton to serve as a member of the board of directors of Claxson. Except as disclosed herein and the Exhibits hereto, the Reporting Persons have no agreement or understanding with CEC with respect to the voting or disposition of the CEC Shares.

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                  Page 8 of 14
-----------------------------                           ------------------------


            In connection with the Combination, Carlyle and Carlton received the Claxson securities as described herein. In connection with CEC's role in the transaction Carlyle and Carlton granted to CEC the Class A Common Shares described herein.

ITEM 4.           PURPOSE OF TRANSACTION.

            The information set forth or incorporated by reference in Items 2, 3, 5, 6 and 7 is hereby incorporated herein by reference.

            All of the securities reported herein as having been acquired for the account of the Reporting Persons were acquired for investment purposes.

            The Reporting Persons intend to monitor their investments in the Class A Common Shares of Claxson on an ongoing basis. As part of this ongoing review process, any or all of the Reporting Persons may from time to time consider a number of strategies for enhancing value, including, without limitation, (a) the acquisition of additional securities of Claxson, including the acquisition of a majority of the Class A Common Shares, or the disposition of securities of Claxson; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Claxson or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Claxson or any of its subsidiaries; (d) a change in the present board of directors or management of Claxson; (e) a material change in the present capitalization or dividend policy of Claxson; (f) any other material change in Claxson's business or corporate structure; (g) causing a change of Claxson's charter or bylaws or any other action that may impede the acquisition of control of Claxson; (h) causing a class of securities of Claxson to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of Claxson to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

            There can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that any of the Reporting Persons may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Class A Common Shares, the financial condition, results of operations and prospects of Claxson and its businesses, general economic, market and industry conditions, the actions of management, the Board of Directors and controlling stockholders of Claxson, and limitations set forth in the Claxson Agreement as described in Item 6 below.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                        Page 9 of 14
-----------------------------                           ------------------------


            (a) The Reporting Persons beneficially own in the aggregate 8,289,404 Class A Common Shares, which represents approximately 44.7% of the issued and outstanding Claxson Class A Common Shares. In addition, the Reporting Persons beneficially own in the aggregate 8,400,000 Series A preferred shares, par value $1.00 per share, of Claxson (the "Series A Preferred Shares"), which vote together with the Class A Common Shares, with each Series A Preferred Share having 4/11 of the vote of one Class A Common Share. The Series A Preferred Shares will be convertible into Class A Common Shares beginning on September 21, 2002 at a conversion ratio per share based on the greater of U.S.$20.00 and the fair market value of the Class A Common Shares on the date of conversion. The Reporting Persons' ownership of Class A Common Shares and Series A Preferred Shares represents in the aggregate 52.5% of the voting power of Claxson. As required by the Combination Agreement, prior to the completion of the Combination, each of Carlyle and Carlton purchased 4,200,000 Series A Preferred Shares for a purchase price of $1.00 per share. Carlyle and Carlton purchased the Series A Preferred Shares using funds from their working capital.

            As of the date hereof, Carlton and GAC each beneficially own (i) 4,499,769 Class A Common Shares, including 710,134 Class A Common Shares as to which Carlton has voting power pursuant to the CEC Proxy/ROFO Agreement described in Item 3; and (ii) 4,200,000 Series A Preferred Shares, which convert and vote as described above. Pursuant to the CEC Proxy/ROFO Agreement, if CEC proposes to sell any of his Class A Common Shares to a third party, Carlyle/Carlton will have a right of first offer to purchase the Class A Common Shares available for sale upon the same terms being offered to the third party. Carlton is indirectly owned by a trust established by GAC for the benefit of himself and members of his family.

            As of the date hereof, Carlyle and RJC each beneficially own (i) 4,449,769 Class A Common Shares, including 710,314 Class A Common Shares as to which Carlyle has voting power pursuant to the CEC Proxy/ROFO Agreement described in Item 3; and (ii) 4,200,000 Series A Preferred Shares, which convert and vote as described above. Pursuant to the CEC Proxy/ROFO Agreement, if CEC proposes to sell any of his Class A Common Shares to a third party, Carlyle/Carlton will have a right of first offer to purchase the Class A Common Shares available for sale upon the same terms being offered to the third party. Carlyle is indirectly owned by a trust established by RJC for the benefit of himself and members of his family.

            (b) Carlton has the shared power to vote 6,027,041 Class A Common Shares. Such number includes the right to vote (i) 710,134 Class A Common Shares owned by CEC as to which Carlyle/Carlton have voting power pursuant to the CEC Proxy/ROFO Agreement; and (ii) 1,527,272 Class A Common Shares resulting from the conversion, for voting purposes only, of the 4,200,000 Series A Preferred Shares beneficially owned by Carlton. The Series A Preferred Shares vote together with the Class A Common Shares, with each Series A Preferred Share having 4/11 of the vote of one Class A Common Share. GAC has the shared power to vote 6,027,041 Class A Common Shares. All of GAC's voting power is shared with Carlton. All of the equity interest in Carlton is indirectly owned by a trust established by GAC for the benefit of himself and members of his family.

            Carlyle has the shared power to vote 6,027,041 Class A Common Shares. Such number includes the right to vote (i) 710,134 Class A Common Shares owned by CEC as to

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                       Page 10 of 14
-----------------------------                           ------------------------


which Carlyle/Carlton have voting power pursuant to the CEC Proxy/ROFO Agreement; and (ii) 1,527,272 Class A Common Shares resulting from the conversion, for voting purposes only, of the 4,200,000 Series A Preferred Shares beneficially owned by Carlyle. The Series A Preferred Shares vote together with the Class A Common Shares, with each Series A Preferred Share having 4/11 of the vote of one Class A Common Share. RJC has the shared power to vote 6,027,041 Class A Common Shares. All of RJC's voting power is shared with Carlyle. All of the equity interest in Carlyle is indirectly owned by a trust established by RJC for the benefit of himself and members of his family.

            Carlton has the shared power to dispose of 3,789,635 Class A Common Shares. Through his control of Carlton, GAC has the power to dispose of 3,789,635 Class A Common Shares. Carlyle has the shared power to dispose of 3,789,635 Class A Common Shares. Through his control of Carlyle, RJC has the power to dispose of 3,789,635 Class A Common Shares.

            (c) Except as described in Item 3 above and elsewhere herein, no Reporting Person has effected any transaction in the Class A Common Shares during the past 60 days.

            (d) Except as described herein, no other person is known to the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, the Class A Common Shares beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated herein by reference.

            In connection with the Combination and the other transactions consummated pursuant to the Combination Agreement on September 21, 2001, Carlyle and Carlton each received one Class C Common Share, par value $1.00 per share, of Claxson. Through their ownership of the Class C Common Shares, Carlyle and Carlton are entitled to designate four members of Claxson's 12-member board of directors.

            Carlyle and Carlton, CEC, Hicks, and certain founding shareholders of El Sitio (together, the "Significant Shareholders") have entered into a customary lock-up agreement pursuant to which the parties have agreed not to sell their Class A Common Shares for a six-month period following completion of the transactions contemplated by the Combination Agreement. The form of lock-up letter is filed as Exhibit 3 hereto, and the foregoing description of the lock-up letters is qualified in its entirety by reference to such exhibit. Claxson has also provided for certain customary registration rights for the Significant Shareholders other than CEC, as provided in the Registration Rights Agreement filed as Exhibit 4 hereto.

            The Significant Shareholders and Claxson have entered into an agreement (the "Claxson Agreement"), dated as of September 21, 2001, pursuant to which, among other things, Carlyle/Carlton and Hicks are provided with a right of first offer, and in certain circumstances, a right to cause other parties to the Claxson Agreement to participate in a sale of their interest in

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                       Page 11 of 14
-----------------------------                           ------------------------

Claxson. Also pursuant to the Claxson Agreement, Carlyle/Carlton and Hicks have agreed not to dispose of more than 25% of the Class A Common Shares received by them in the Combination until December 31, 2007. If at any time prior to December 31, 2007, any party to the Claxson Agreement proposes to sell in excess of 45% of the Class A Common Shares outstanding, the other parties to the Claxson Agreement that own at least 3% of the Class A Common Shares will have a right to exercise a tag-along right, and to cause the triggering party to sell their shares as well on a pro rata basis. In addition, the Claxson Agreement provides that Claxson will pay annual advisory fees to each of Carlyle/Carlton, Hicks, and certain founding shareholders of El Sitio until September 21, 2004 or until any such shareholder owns less than 3% of the outstanding Class A Common Shares. The Claxson Agreement will terminate on December 31, 2007, unless earlier terminated pursuant to its terms. The Claxson Agreement is filed as
Exhibit 5 hereto, and the foregoing summary description thereof is qualified in its entirety by reference to such exhibit.

            As disclosed above under Item 3 above, CEC and Carlyle/Carlton have entered into the CEC Proxy/ROFO Agreement, pursuant to which CEC has granted Carlyle/Carlton an irrevocable proxy to vote his Class A Common Shares. The Agreement further provides that in the event CEC wishes to transfer the CEC Shares to a third party, he must first offer Carlyle/Carlton the opportunity to purchase the Class A Common Shares proposed to be transfered on the terms of the proposed transfer to the third party. The foregoing description of the CEC Proxy/ROFO Agreement is qualified in its entirety by reference to the full text thereof which is filed as Exhibit 2 hereto.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            1. Joint Filing Agreement, dated September 24, 2001, by and among
               1947 Carlyle Investments LLC, 1945 Carlton Investments LLC, Gustavo A. Cisneros, and Ricardo J. Cisneros.

            2. Irrevocable Proxy and Right of First Offer Agreement, dated
               September 21, 2001, by and among Carlos E. Cisneros, 1947 Carlyle Investments LLC (formerly known as 1947 PTVI LLC) and 1945 Carlton Investments LLC (formerly known as 1945 PTVI LLC).

            3. Form of lock-up letters, dated as of September 21, 2001, between Claxson Interactive Group and certain shareholders of Claxson Interactive Group Inc.

            4. Registration Rights Agreement, dated as of September 21, 2001, by and among Claxson Interactive Group, Inc., 1947 Carlyle Investments LLC (formerly known as 1947 PTVI LLC) and 1945 Carlton Investments LLC (formerly known as 1945 PTVI LLC), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and certain shareholders of Claxson Interactive Group Inc.

-----------------------------                           ------------------------
CUSIP No. G21912 10 3                                         Page 12 of 14
-----------------------------                           ------------------------


            5. Claxson Agreement, dated as of September 21, 2001, by and among 1947 Carlyle Investments LLC (formerly known as 1947 PTVI
               LLC) and 1945 Carlton Investments LLC (formerly known as 1945 PTVI LLC), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., certain shareholders of Claxson Interactive Group Inc., Carlos Enrique Cisneros and Claxson Interactive Group Inc.

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CUSIP No. G30177 10 2                                         Page 13 of 14
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                                     SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 24, 2001
                                    1947 CARLYLE INVESTMENTS LLC

                                    By:   /s/Joan Burton Jensen
                                       ---------------------------------------
                                       Name: Joan Burton Jensen
                                       Title: Authorized Representative

                                    1945 CARLTON INVESTMENTS LLC

                                    By:   /s/Joan Burton Jensen
                                       ---------------------------------------
                                       Name: Joan Burton Jensen
                                       Title: Authorized Representative

                                    GUSTAVO A. CISNEROS

                                    /s/Gustavo A. Cisneros
                                    ------------------------------------------


                                    RICARDO J. CISNEROS

                                    /s/Ricardo J. Cisneros
                                    ------------------------------------------

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CUSIP No. G21912 10 3                                        Page 14 of 14
-----------------------------                           ------------------------


                                    EXHIBIT INDEX


1. Joint Filing Agreement, dated September 24, 2001, by and among 1947 Carlyle Investments LLC, 1945 Carlton Investments LLC, Gustavo A. Cisneros, and Ricardo J. Cisneros.

2. Irrevocable Proxy and Right of First Offer Agreement, dated September 21, 2001, by and among Carlos E. Cisneros, 1947 Carlyle Investments LLC (formerly known as 1947 PTVI LLC) and 1945 Carlton Investments LLC (formerly known as 1945 PTVI LLC).

3. Form of lock-up letters, dated as of September 21, 2001, between Claxson Interactive Group and certain shareholders of Claxson Interactive Group Inc.

4. Registration Rights Agreement, dated as of September 21, 2001, by and among Claxson Interactive Group, Inc., 1947 Carlyle Investments LLC (formerly known as 1947 PTVI LLC) and 1945 Carlton Investments LLC (formerly known as 1945 PTVI LLC), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and certain shareholders of Claxson Interactive Group Inc.

5. Claxson Agreement, dated as of September 21, 2001, by and among 1947 Carlyle Investments LLC (formerly known as 1947 PTVI LLC) and 1945 Carlton Investments LLC (formerly known as 1945 PTVI LLC), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., certain shareholders of Claxson Interactive Group Inc., Carlos Enrique Cisneros and Claxson Interactive Group Inc.